Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in Amendment 1 to Registration Statement on Form S-4 of LBBB Merger Corp. of our report dated January 28, 2022, except for Notes 1, 5 and 7 as to which the date is March 4, 2022, with respect to our audit of Lakeshore Acquisition II Corp.’s financial statements as of December 31, 2021 and for the period from February 19, 2021 (inception) to December 31, 2021 and appears in the Prospectus as part of this Registration Statement. Our report contained an explanatory paragraph regarding substantial doubt about Lakeshore Acquisition II Corp.’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York

December 28, 2022